

optiPulse INC

Wireless Networks

Join Us in Transforming Communications Infrastructure

Certain information set forth in this presentation contains “forward-looking information”, including “future-oriented financial information” and “financial outlook”, under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company’s business, projects, and joint ventures; (iv) execution of the Company’s vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company’s projects; (vi) completion of the Company’s projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company’s current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Forward-Looking Statements



The high cost of broadband infrastructure is slowing access to reliable, fast connectivity; widening the global digital divide.

Under-performance of 5G leaves consumers with few good options.


KING
CARTOONSTOCK
Search ID: jknn2511

"We got so tired of dropped calls, we invested in our own cell tower."



“Optical Wireless Changes Everything”

- John Joseph

The OptiPulse Photonics Solution enables fast, inexpensive connectivity with simple optical wireless communications.


optiPulse-2 Laser Housing
Cisco AIR-CAP1532I-B-K9
Outdoor Access Point
Cisco IR829 Router in
Cantex Electrical Box
optiPulse Controls in NEMA
optiPulse-1 Laser Housing
On J-E




LiFi Long
Distance beacon
1 Gbps
WiFi
10 Gbps Fronthaul
25 Gbps Backhaul
Advanced 4G
Cellphone coverage
LiFi 10 Gbps
OptiPulse Lightpole™

2020 — Current Model

2021 — First Market Product

2023 — Future Product Developments

OptiPulse unique infrastructure is a better way of distributing high-speed broadband

OptiPulse technology supports 4G, 5G, and the development of 6G infrastructure.


6G
5G
4G
INC
optiPulse


DOWNLOAD SPEED
10 GB/Second
1 GB/Second
10 MB/Second
4G
5G
OptiPulse
LATENCY
10 Millisec
1 Millisec
0.1 Millisec
4G
5G
OptiPulse
BANDWIDTH
Operates in safe infrared wavelengths, not RF, for unlimited bandwidth
OptiPulse
1,000 Megahertz
5G
100 Megahertz
4G

OptiPulse Photonics Technology reduces wireless backhaul infrastructure costs by 90% over Fiber Optics and outperforms other solutions.

Who will benefit the most from OptiPulse Technology?

(besides you)



OptiPulse Will Connect Rural Families and Businesses

- 157 million Americans still need access to threshold broadband speeds
- Between 4.5 and 7.5 million households don't have access at all

OptiPulse Will Connect Native American Regions

34% of Native Americans who live on rural tribal lands lack access to sufficient broadband capabilities.

36% of Native American students nationwide did not have internet access in their homes





OptiPulse Will Connect the World

- 4 billion people still live without access to the internet
- Affordability is the driving factor behind infrastructure and use

OptiPulse will Connect Telemedicine

Using 5G networks, healthcare systems can access more patients, improve the quality of care and patient experience, and reduce the cost of care.





Urban Connectivity

- Nearly one third of households (31%) in New York City lack a home broadband subscription.
- More than half (56%) of New York City’s lowest-income households lack a home broadband subscription.



OptiPulse puts US Defense in First Place

- The strategic and battlefield implications of who owns and operates 5G infrastructure around the world underscores the national security importance of 5G.
- DoD must be able to communicate, engage, and operate faster to keep up with the changing environment.

OptiPulse Connects Earth to Space

In the future, the world will be connected from space.




6G

OptiPulse is Developing 6G and Beyond

Optical 6G™ has the potential for transmission speeds 10 times greater than 5G, near-zero latency and connection density up to 100x higher than 5G.

"By providing both ubiquity and some level of digital equity for marginalized groups, robust 5G networks will ensure these populations are not left behind."

Summary of Societal Impact

OptiPulse Partners provide Significant Support

Rural Telecom & University Investors and local Municipality would be initial customers of the MVP.

5G Open Innovation Lab and its Founders Partners opening access to 5G opportunities.

The National Labs' advanced scientific development available for future applications.


2021
$1m Develop MVP
1.5Km+ 10Gb links
2021-22
$2.5m Bring
Product to Market
2022
Ramp up Sales
2023
SmartPole™
Prototype

OptiPulse Spend Plan

This slide contains “forward-looking information”, including “future-oriented financial information” and “financial outlook”, under applicable securities laws (collectively referred to herein as forward-looking statements). See slide #2 Forward-Looking Statements for more information.


High
Market Size
Potential
$40 Million
$20 Million
$10 Million
$3 Million
optiPulse INC

Reg CF raising up to $1.0M ($2.00 / Share)

- NSF Phase I & DoD Phase II
- Minimally Viable Product in Design
- I – Corp Training / Customer PO's Pending
- 8 Issued Patents

Seed B raised $1.2M ($1.25 / Share)

- Proof of Concept – P3 10Gbps Outdoor
- DoD Phase I
- 1st Purchase Order

Seed A raised $2.4M ($1.00 / Share)

- Base Patent Issued
- Prototype 2 – 10G Indoor
- Alignment Advances

Friends & Family raised $75k ($.30 / Share)

- Concept
- Chips Tested
- Patents Filed

OptiPulse's Increasing Value

This slide contains "forward-looking information", including "future-oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). See slide #2 Forward-Looking Statements for more information.

OptiPulse Senior Team



John Joseph

CEO, Founder, and Inventor.

Over 20 issued patents on electro-optic photonics devices that produce world record performance from a tiny light emitting chip which disrupts wireless communication infrastructure. 30+ yrs. of experience in VCSEL processing, QA and applied systems manufacturing. Founded TriLumina in 2010. Director of QA and Director of Manufacturing at Electro Optics development and Products companies



Mathis Shinnick

COO, Co-Founder, Investor

Globally leadership. Turning companies into Industry leaders focusing on Strategy, Structure, People; as a team making workforce development and operational efficiency paramount: my commitment to OptiPulse.



Dr. James Lott

CTO
Co-Founder

Renowned for record breaking epitaxial wafer designs for high speed VCSELs. International high tech company leadership in semiconductors and photonics. Applied physics professor. Retired military science/engineering officer



Dr. Kevin Lear

Consulting
Chief Engineer

Award winning leader in VCSEL development, VP of Development for successful laser startup, 35+ years experience in semiconductors and optics, broad knowledge in electronics and communications, professor of electrical & computer engineering, inaugural director of biomedical engineering



Matt Block

Director
OptoElectronics

An innovator in the design, test, and manufacture of high-speed optoelectronics, committing to OptiPulse 20 yrs of success bringing to market 10Gb – 100Gbs optical transceiver modules, high-power (>1000W) laser arrays, flip-chip bond laser assemblies



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Contact Us

mshinick@optipulse.com

or

jjoseph@optipulse.com